SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number    001-06101

                                   Rohr, Inc.
             (Exact name of registrant as specified in its charter)

                                850 Lagoon Drive
                       Chula Vista, California 91910-2098
                                 (619) 691-4111
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 7% Convertible Subordinated Debentures due 2012
                 7-3/4% Convertible Subordinated Notes due 2004
            (Title of each class of securities covered by this Form)

                                      None

       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [ ]             Rule 12h-3(b)(1)(i)  [X]
Rule 12g-4(a)(1)(ii)      [ ]             Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i)       [ ]             Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(ii)      [ ]             Rule 12h-3(b)(2)(ii) [ ]
                                          Rule 15d-6           [ ]

Approximate number of holders of record as of the certification or notice date: 8 and 21, respectively.

Pursuant to the requirements of the Securities Exchange Act of 1934, Rohr, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  February 24, 1998       By:   /s/ Robert J. Irving, Jr.

                                    Robert J. Irving, Jr.
                                    Assistant Secretary